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FOR IMMEDIATE RELEASE                                               Exhibit 99.1

Contact:
Kevin McGrath                                Barry Sloane
Cameron Associates, Inc.                     Chairman of the Board & CEO
212-245-8800                                 Newtek Capital, Inc.
Kevin@cameronassoc.com                       212-826-9022
                                             bsloane@newtekcapital.com

             NEWTEK CAPITAL, INC.  ACQUIRES MAJOR STAKE IN PPMLINK

New York, NY, May 17, 2001 - Newtek Capital, Inc. (AMEX: NKC) announced today that it acquired a 66% interest in Buffalo, N.Y.-based PPMLink, LLC, a provider of direct access for early stage private companies across all industries to venture capitalists, investment bankers and qualified institutional and accredited investors. PPMLink will accomplish this by building a web site that will broadcast private venture capital deals, news and research and give businesses a means to directly communicate with PPMLink's investor community.
In addition, PPMLink will provide investment banking, financial consulting and advisory services to companies for additional fee income. PPMLink will also be acquiring a NASD broker/dealer, a high quality boutique participant in the private equity and private debt markets. The company's headquarters will be at Olympic Towers in Buffalo, New York with a satellite sales office in New York City. The investment was made through Newtek's third New York certified capital company ("CAPCO").

The small business segment represents a significant portion of the economic structure in most States. These types of small businesses have had difficulty in attracting traditional money sources and are finding it even more difficult in today's economy with the big VC firms focusing on large well-established companies. PPMLink will pre-qualify these investment opportunities and introduce them to a community of investors that will include high net worth accredited individuals, institutional investors and financial institutions.

PPMLink will use the proceeds from this funding to support the development of its web site, corporate infrastructure and the hiring of key employees. For its $2.1 million investment, Newtek received a 66% ownership interest along with 3 of 4 board seats for its investment. Barry Sloane, Chairman and CEO of Newtek Capital and a board member of PPMLink, commented: "PPMLink will be instrumental in securing follow on equity and debt capital for our network of partner companies and for other early stage businesses as well. PPMLink will be privy to Newtek's large network of contacts in the investment banking, venture capital and legal industries and Newtek will actively bring those contacts and resources to the table to help early stage businesses close financings under the most favorable terms possible. In addition to expansion capital, PPMLink will also provide M&A services, including liquidity exits through the mergers of small businesses or outright sales. Knowing the marketplace of buyers or potential buyers of businesses is key to enhancing value and increasing the price upon liquidation or sale."

Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $119 million of certified capital and has made investments in 25 companies, 11 majority-owned or primarily controlled partner companies and investments in 14 other businesses. It operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas. As a Newtek Capital partner company, PPMLink has the benefit of the financial, technological and other support services that Newtek brings to the partnership.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments in the core businesses of our partner companies.